Exhibit 99.6
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Chartered 300 mm Fab Selects ASML for Multi-System Tool Purchase

VELDHOVEN, the Netherlands, March 25, 2004 - ASML Holding NV (ASML) today announced that it won an order for a suite of lithography tools from Chartered Semiconductor Manufacturing, (NASDAQ: CHRT and SGX-ST: Chartered), one of the world's top three dedicated semiconductor foundries, headquartered in Singapore. This multi-system sale further expands ASML's installed base in Asia and secures ASML's place as the leading provider of 300 mm equipment with systems in 20 of the world's 29 300 mm fabs.

Chartered purchased the full range of ASML's TWINSCAN(TM) systems, including I-line, KrF and ArF tools. Chartered also acquired a Scattering Bar IP License from ASML MaskTools.

"The starting of operations at our first 300 mm fab marks a significant milestone in Chartered's growth. ASML's leading-edge technology capabilities and innovations have played an important role in our existing fabs and we're pleased to expand our collaboration with ASML as we embark on 300 mm manufacturing," said Kay Chai "KC" Ang, senior vice president, fab operations at Chartered.

"ASML supports foundries like Chartered by delivering platforms that extend technology, improve productivity and increase manufacturing flexibility," said Doug Dunn, president and CEO, ASML. "The selection of ASML by Chartered extends a strong, working relationship between our two companies. ASML looks forward to helping Chartered's 300 mm fab achieve a fast and smooth ramp up into full production."

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML
Tom McGuire
Vice President Communications
corpcom@asml.com
tel: +31.40.268.5758
fax: +31.40.268.3655

ASML
Elizabeth Kitchener
Director Corporate Communications
corpcom@asml.com
tel: +1.203.761.6300
fax: +1.203.761.4207

ASML
Craig DeYoung
Vice President Investor Relations
craig.deyoung@asml.com
tel: +1.480.383.4005
fax: +1.480.383.3976

ASML
Franki D'Hoore
Director European Investor Relations & EU Affairs franki.dhoore@asml.com tel: +31.40.268.6494
fax: +31.40.268.3655